UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the quarterly period ended March 31, 2012

Commission File Number 0-28564

QIAGEN N.V.

(Translation of registrant’s name into English)

Spoorstraat 50

5911 KJ Venlo

The Netherlands

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .

QIAGEN N.V.

Form 6-K

2

OTHER INFORMATION

On April 25, 2012, QIAGEN N.V. (Nasdaq: QGEN; Frankfurt, Prime Standard: QIA) issued a press release announcing its unaudited financial results for the quarter ended March 31, 2012. The press release is furnished herewith as Exhibit 99.1 and is incorporated by reference herein.

QIAGEN has regularly reported adjusted results, which are considered non-GAAP financial measures, to give additional insight into our financial performance as a supplement to understand, manage, and evaluate our business results and make operating decisions. Adjusted results should be considered in addition to the reported results prepared in accordance with U.S. generally accepted accounting principles, but should not be considered as a substitute. Reconciliations of reported results to adjusted results are included in the tables accompanying the press release. We believe certain items should be excluded from adjusted results when they are outside of our ongoing core operations, vary significantly from period to period, or affect the comparability of results with the Company’s competitors and our own prior periods.

The non-GAAP financial measures used in this press release are non-GAAP operating income, pre-tax income, net income and diluted earnings per share. These adjusted results exclude costs related to amortization of acquired intangible assets, impairment losses, share-based payment expenses, acquisition, integration and restructuring expenses, including inventory fair value adjustments related to business acquisitions, as well as non-recurring charges or income. Management views these costs as not indicative of the profitability or cash flows of our ongoing or future operations and therefore considers the adjusted results as a supplement, and to be viewed in conjunction with, the reported GAAP results.

We also consider results on a constant currency basis. Our functional currency is the U.S. dollar and our subsidiaries’ functional currencies are the local currency of the respective countries in which they are headquartered. A significant portion of our revenues and expenses is denominated in euros and currencies other than the United States dollar. Management believes that analysis of constant currency period-over-period changes is useful because changes in exchange rates can affect the growth rate of net sales and expenses, potentially to a significant degree. Constant currency figures are calculated by translating the local currency actual results in the current period using the average exchange rates from the previous year’s respective period instead of the current period.

We use non-GAAP and constant currency financial measures internally in our planning, forecasting and reporting, as well as to measure and compensate our employees. We also use the adjusted results when comparing to our historical operating results, which have consistently been presented on an adjusted basis.

3

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QIAGEN N.V.

By:	/s/ Roland Sackers
Roland Sackers
Chief Financial Officer

Date: April 26, 2012

4

EXHIBIT INDEX

Exhibit No.	Exhibit

99.1	Press Release dated April 25, 2012

5

Exhibit 99.1

QIAGEN Reports First Quarter 2012 Results

•	Net sales rise 12% (+13% CER) to $296.4 million, adjusted operating income advances 14% to $80.3 million and adjusted diluted EPS grows to $0.23 per share

•	Making progress on strategic initiatives to drive innovation and growth:

•	Driving platform success: On track to exceed more than 750 installed QIAsymphony systems by end-2012 as global rollout continues

•	Adding content: Milestone reached with U.S. regulatory clearance of influenza assay for use on Rotor-Gene Q, a key component of QIAsymphony

•	Broadening geographic presence: Double-digit sales expansion in all regions, including top emerging markets

•	Growing effectively: Efficiency project launched in late 2011 continues to improve productivity and free up resources for reallocation to strategic initiatives

•	Organizational and leadership changes made to address growth opportunities

•	QIAGEN reaffirms outlook for accelerating net sales and adjusted earnings growth in 2012

Venlo, The Netherlands, April 25, 2012 – QIAGEN N.V. (NASDAQ: QGEN; Frankfurt Prime Standard: QIA) has announced results of operations for the first quarter of 2012, delivering solid growth and making significant progress on strategic initiatives to drive growth and innovation.

Net sales advanced 12% (+13% at constant exchange rates, or CER) to $296.4 million from the first quarter of 2011, driven by double-digit growth in all regions and led by the Molecular Diagnostics and Applied Testing customer classes. Adjusted operating income grew 14% to $80.3 million over the year-ago period as the adjusted operating income margin was steady at 27% of net sales compared to the first quarter of 2011. Adjusted diluted earnings per share (EPS) were $0.23 in the first quarter of 2012 compared to $0.21 in the same quarter of 2011.

“We are pleased with our start in 2012, delivering a performance fueled by improving demand for our products across all of our customer classes and geographic regions. We are making good progress on our strategic initiatives to drive growth and innovation,” said Peer M. Schatz, Chief Executive Officer of QIAGEN N.V. “The business environment remains challenging, but our differentiated portfolio is providing new growth impulses – especially our leadership position in Personalized Healthcare and the QIAsymphony system family. We are also pleased with the successful integration of the 2011 acquisitions of Cellestis and Ipsogen, which showed strong growth as part of QIAGEN in the first quarter of 2012. The organizational and leadership changes we have made, particularly the creation of the Molecular Diagnostics and Life Sciences Business Areas, are part of our initiatives to capture opportunities and to further improve our capabilities to address the needs of our customers. QIAGEN is well-positioned to achieve its goal to accelerate growth in 2012 to a faster pace than in 2011.”

First quarter 2012 results

First Quarter 2012			Change
in $ millions, except per share information	Q1 2012	Q1 2011	$	CER

Net sales	296.4	264.3	12%	13%
Operating income, adjusted	80.3	70.5	14%
Net income, adjusted	54.8	49.5	11%
EPS, adjusted ($)	0.23	0.21

For information on the adjusted figures, please refer to the reconciliation table accompanying this release.

Net sales grew at a double-digit pace across all geographic regions, and supported by contributions from all customer classes. At constant exchange rates, net sales rose 13%, with the Cellestis (as of August 29, 2011) and Ipsogen (as of July 12, 2011) acquisitions providing seven percentage points and the rest of the QIAGEN product portfolio contributing six percentage points. Currency movements had a negative net impact of one percentage point on reported sales growth.

Operating income for the first quarter of 2012, which included a restructuring charge of $11.4 million, amounted to $36.5 million compared to $38.4 million in the same period of 2011. Adjusted operating income, which excludes one-time items, equity-based compensation and the amortization of intangible assets, rose 14% to $80.3 million from $70.5 million in the first quarter of 2011. The adjusted operating income margin was steady at 27% of net sales in the first quarter of 2012, as lower research and development as well as administrative costs as a percentage of net sales compared to the same period in 2011 were offset by higher production and sales costs. The adjusted gross margin was 71% of net sales in the first quarter of 2012 compared to 72% in the same period of 2011.

Net income attributable to owners of QIAGEN N.V. was $28.6 million compared to $28.0 million in the first quarter of 2011. Adjusted net income attributable to owners of QIAGEN N.V. rose 11% to $54.8 million from $49.5 million in the year-earlier period. Diluted EPS in the first quarter of 2012 were unchanged at $0.12 (based on 238.9 million diluted shares) compared to the year-earlier period (based on 240.4 million diluted shares). Adjusted diluted EPS were $0.23 compared to $0.21 in the first quarter of 2011.

Reconciliations of reported results in accordance with U.S. generally accepted accounting principles (GAAP) to adjusted results are included in the tables accompanying this release.

“The improvement in adjusted earnings for the first quarter of 2012 was driven primarily by the double-digit growth in net sales, and advanced at a faster pace than net sales through prudent cost management,” said Roland Sackers, Chief Financial Officer of QIAGEN N.V. “We are well on our way to freeing up resources to reallocate to our strategic initiatives, which will help QIAGEN to grow more efficiently and effectively. We are vigorously implementing the next phase of the project.”

Business review

Geographic regions

The Americas (47% of net sales, +15% CER) led the performance among geographic regions, with the strongest contributions from the U.S., Brazil and Canada. Europe / Middle East / Africa (34% of net sales, +12% CER) saw sustained growth in Germany, France, Italy and the Nordic region, but weaker in southern Europe. Growth drivers in the Asia-Pacific / Japan region (18% of net sales, +14% CER) were China and Japan, which rebounded after results in the 2011 period were affected by the tsunami and nuclear reactor disasters.

Product categories

Consumables and related revenues (88% of net sales, +14% CER) advanced at double-digit paces in Molecular Diagnostics and Applied Testing, while Academia and Pharma delivered mid-single-digit sales gains.

Instrument sales (12% of net sales, +5% CER) grew at a slower rate than consumables, reflecting the impact of a transition under way since early 2011 to a greater proportion of reagent rental agreements for the QIAsymphony RGQ automation system where revenues are recognized over a multiyear period. Higher instrument sales in Applied Testing and Pharma more than offset significantly lower sales contributions from Molecular Diagnostics and Academia.

Customer classes

Among the performances in QIAGEN’s four customer classes (based on total sales results that include organic growth and acquisitions at CER):

Molecular Diagnostics (47% of net sales, +21% CER) benefited from double-digit growth in consumables, but saw a low-single-digit decline in instruments. Personalized Healthcare sustained its rapid growth pace, driven by demand for companion diagnostic tests as well as higher milestone payments for co-development projects with pharmaceutical companies compared to the first quarter of 2011. The addition of Ipsogen’s blood cancer testing portfolio in July 2011 provided significant growth impulses. In Profiling, sales gains were seen in the product portfolio used for disease profiling, particularly virology. In Prevention, global HPV (human papillomavirus) test sales were stable compared to the same period of 2011 in both the U.S. (14% of total QIAGEN sales) and rest of the world. The QuantiFERON-TB Gold test for detection of latent tuberculosis, added to the QIAGEN portfolio in August 2011 through the acquisition of Cellestis, provided dynamic growth contributions.

Applied Testing (7% of net sales, +23% CER) returned to a much stronger performance driven by double-digit sales of both consumables and instruments. Human identification and forensic products were in demand, particularly in the Americas and Europe, while food safety and veterinary assays provided additional growth.

Pharma (20% of net sales, +10% CER) showed accelerating growth, led by double-digit gains in instrument sales and growth in consumables sales. Strong demand for the GeneGlobe portfolio of molecular pathway analysis products remained a key growth driver. The Europe / Middle East / Africa and Asia-Pacific / Japan regions both delivered significantly higher sales.

Academia (26% of net sales, +3% CER) benefited from single-digit growth in consumables, which more than offset lower instrument sales. All regions had positive sales growth, but the overall performance was affected by the ongoing adverse impact of budget uncertainty and austerity measures in the U.S. and some European countries.

Strong start to 2012 on strategic initiatives

QIAGEN is off to a strong start in 2012 on strategic initiatives to drive growth and innovation. These initiatives focus on leveraging QIAGEN’s leadership in Sample & Assay Technologies to (1) drive platform success, especially QIAsymphony RGQ; (2) add content to these platforms across all customer classes; (3) broaden its geographic presence in high-growth markets; and (4) grow efficiently and effectively.

Drive platform success

Based on robust system placements in the first quarter, QIAGEN is well on track to achieve its end-2012 target for cumulative placements of more than 750 QIAsymphony systems, a breakthrough modular platform that has started a new era of laboratory automation and workflow consolidation. QIAGEN expects to add more than 200 new systems during 2012 to the end-2011 installed base of over 550 systems worldwide. Customer interest continues to grow due to its status as the industry’s first modular automation system that can process both commercial assays and a broad range of laboratory-developed tests from sample to clinical result.

During the first quarter of 2012, QIAGEN received FDA clearance for use of the Rotor-Gene Q MDx real-time PCR thermocycler with its first approved in vitro diagnostic (IVD) test for use in detection of the Influenza A/B pathogen, a milestone in expanding the Molecular Diagnostics product portfolio. The Rotor-Gene Q is a key component of the QIAsymphony family and is designed to function as a standalone instrument or as a component of the full QIAsymphony RGQ system. QIAGEN is working toward U.S. regulatory clearance for all components that comprise the QIAsymphony RGQ system, which is already approved in more than 40 countries worldwide including in the European Union, Japan, Korea, Brazil, Australia and Russia.

Momentum is also building in the Asia-Pacific region, particularly in China after the March 2012 regulatory approval for QIAsymphony SP, the second of three components for the QIAsymphony RGQ platform to be registered in this market. The Rotor-Gene Q component received Chinese regulatory clearance in 2010, and the third component, QIAsymphony AS, is set to receive clearance in 2012.

Add content

Building on the success of QIAsymphony, QIAGEN is adding high-value content for use on this important automation system as well as the broad range of instruments in the portfolio, as demonstrated by the U.S. regulatory approval of the Influenza A/B test on Rotor-Gene Q.

Also in the U.S., discussions are progressing well with the U.S. Food and Drug Administration (FDA) on two separate pre-marketing approval (PMA) submissions under review for QIAGEN’s therascreen KRAS assay as companion diagnostics for two medicines used to treat patients with metastatic colorectal cancer. The submissions were completed in July and August 2011, marking the first regulatory submissions by QIAGEN for companion diagnostics in the U.S.

Preparations are under way for a number of important regulatory submissions in 2012, including a U.S. regulatory submission of a therascreen EGFR assay as a companion diagnostic for use with Boehringer Ingelheim’s investigational medicine Tomtovok (afatinib) in patients with non-small cell lung cancer (NSCLC). Submissions are also planned in the U.S. for two tests involving the cytomegalovirus (CMV), a common pathogen that can cause disease in people with weakened immune systems or in babies infected before birth. These are the QuantiFERON-CMV test based on the “pre-molecular” QuantiFERON latent disease detection technology and a complementary DNA-based artus molecular diagnostic test.

In addition, QIAGEN is intensifying efforts to add new tests in Applied Testing, Pharma and Academia, which are creating new commercial opportunities in these customer classes. These products include expansion of the GeneGlobe molecular pathway analysis technologies for Academia and Pharma as well as in Applied Testing with mericon assays for food safety, investigator assays for human identification and cador assays for veterinary testing.

Broaden geographic presence

A top priority is expanding QIAGEN’s geographic presence in attractive markets around the world, particularly the top seven emerging markets of Brazil, Russia, India, China, South Korea, Mexico and Turkey. These seven countries represented 10% of net sales in the first quarter of 2012 and generated 25% CER growth over the year-ago period. QIAGEN also began direct operations in India and Taiwan during 2011, and sales contributions from these two countries more than doubled in the first quarter of 2012 over the year-ago quarter. Key areas under consideration for expansion are in Eastern Europe, Latin America and Asia.

Grow efficiently and effectively

Several actions are under way to help QIAGEN grow more efficiently and effectively, driven by a company-wide project launched in November 2011 to enhance productivity and free up resources for reallocation to strategic initiatives. Initial actions to eliminate organizational layers, overlapping structures and areas of duplication were completed in early 2012 and resulted in a previously announced approximately 10% reduction in QIAGEN’s workforce. Operational improvements being implemented include projects to focus R&D activities on high-growth areas in all customer classes, optimize capacity utilization at selected sites and capture savings from shared service functions. QIAGEN has set a goal of generating approximately $50 million of pre-tax savings in 2012, with the majority to be reinvested. A restructuring charge of approximately $75 million was taken in the fourth quarter of 2011. A restructuring charge of approximately $11 million was taken in the first quarter of 2012. Further restructuring charges may be taken during the course of 2012.

QIAGEN also implemented various new commercialization models during the first quarter of 2012:

•

QIAGEN has expanded access to cervical cancer disease screening in China through a co-marketing agreement with KingMed Diagnostics, the country’s largest independent laboratory network. KingMed will function as a centralized laboratory, allowing smaller hospitals and those in less-populated areas to offer QIAGEN’s digene HPV (human papillomavirus) Test and send in samples for process and analysis. The digene HPV Test was first registered in China in 2000 and is now widely available in many of the country’s top-tier hospitals and private laboratories.

•

Also in China, QIAGEN and Bio-X Center of Shanghai Jiao Tong University have agreed to open a joint translational medicine laboratory in Shanghai. The collaboration is the first of its kind for QIAGEN with a major research institution in China, and is a key milestone in QIAGEN’s ambition to become a leading player in providing technologies for translational medicine. QIAGEN will provide the laboratory with products that will be used in a variety of areas, including biomarker validation and analysis, to develop clinically applicable molecular diagnostic assays.

Organizational and leadership changes

QIAGEN is making organizational changes designed to capture opportunities and further improve its capabilities to address the needs of its customers. Two new Business Areas – Molecular Diagnostics and Life Sciences – will be created as of July 1 under the leadership of new Executive Committee (EC) members. Helge Lubenow, Ph.D., who has been with QIAGEN since 1997 and currently serves as Vice President, Molecular Diagnostics Marketing, has been appointed Senior Vice President, Molecular Diagnostics Business Area, and a member of the EC. Dietrich Hauffe, Ph.D., who has been with QIAGEN since 2010 (also from 1997-2000) and currently serves as Vice President, Life Sciences Marketing, has been appointed Senior Vice President, Life Sciences Business Area, and a member of the EC. Dr. Joachim Schorr, Managing Director, Senior Vice President Global Research and Development, has decided to leave the company but has been retained as a consultant. The responsibilities of Dr. Schorr, who will leave QIAGEN during the second quarter of 2012, will be assumed by the R&D leaders of the Business Areas. The Supervisory Board expresses its appreciation to Dr. Schorr for his dedication and loyalty during his 20-year career at QIAGEN. Dr. Michael Collasius, who has served as Senior Vice President, Automation, and a member of the EC, will take on a new role reporting to the CEO with responsibility for company-wide project management and business process excellence.

QIAGEN’s Executive Committee will now be comprised of the following members: Peer M. Schatz (CEO); Dietrich Hauffe (Life Sciences Business Area, new); Douglas Liu (Operations); Helge Lubenow (Molecular Diagnostics Business Area, new); Roland Sackers (CFO); Ulrich Schriek (Business Development); Thomas Schweins (Human Resources, Corporate Strategy and Marketing Services); and Bernd Uder (Commercial Operations).

2012 outlook

QIAGEN reaffirms its goal to accelerate sales and adjusted earnings growth in 2012 compared to 2011. For the full year, total net sales are expected to rise approximately 6-8% CER on a mix of organic contributions as well as the Cellestis and Ipsogen acquisitions completed in 2011. Full-year reported sales are expected to be adversely affected by currency movements. Adjusted diluted earnings per share (EPS) are expected to rise to approximately $1.03-1.05 for full-year 2012. For the second quarter of 2012, net sales growth is expected of approximately 10-11% CER, and for adjusted diluted EPS of approximately $0.24. These expectations do not take into account any acquisitions that could be completed in 2012.

Conference Call and Webcast Details

Information on QIAGEN’s performance will be presented during a conference call on Thursday, April 26, 2012, at 9:30 ET / 14:30 GMT / 15:30 CET. The corresponding presentation slides will be available for download shortly before the event at www.qiagen.com/goto/ConferenceCall, and a webcast will be available at this website. A replay will also be made available on this website.

Use of Adjusted Results

QIAGEN has regularly reported adjusted results, as well as results considered on a constant exchange rate basis, to give additional insight into its financial performance. These adjusted results include adjusted gross profit, adjusted operating income, adjusted net income attributable to owners of QIAGEN N.V. and adjusted diluted EPS. In addition, QIAGEN provides information on free cash flow, which it defines as net cash provided by operating activities minus purchases of property and equipment. Adjusted results are non-GAAP financial measures that the company believes should be considered in addition to the reported results prepared in accordance with generally accepted accounting principles, but should not be considered as a substitute. QIAGEN believes certain items should be excluded from adjusted results when they are outside of its ongoing core operations, vary significantly from period to period, or affect the comparability of results with its competitors and its own prior periods. Reconciliations of reported results to adjusted results are included in the tables accompanying this release.

About QIAGEN

QIAGEN N.V., a Netherlands holding company, is the leading global provider of Sample & Assay Technologies that are used to transform biological materials into valuable molecular information. Sample technologies are used to isolate and process DNA, RNA and proteins from biological samples such as blood or tissue. Assay technologies are then used to make these isolated biomolecules visible and ready for interpretation. QIAGEN markets more than 500 products around the world, selling both consumable kits and automation systems to customers through four customer classes: Molecular Diagnostics (human healthcare), Applied Testing (forensics, veterinary testing and food safety), Pharma (pharmaceutical and biotechnology companies) and Academia (life sciences research). As of March 31, 2012, QIAGEN employed approximately 3,900 people in over 35 locations worldwide. Further information can be found at http://www.qiagen.com/.

Certain of the statements contained in this news release may be considered forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. To the extent that any of the statements contained herein relating to QIAGEN’s products, markets, strategy or operating results, including without limitation its expected operating results, are forward-looking, such statements are based on current expectations and assumptions that involve a number of uncertainties and risks. Such uncertainties and risks include, but are not limited to, risks associated with management of growth and international operations (including the effects of currency fluctuations, regulatory processes and dependence on logistics), variability of operating results and allocations between customer classes, the commercial development of markets for our products in applied testing, personalized healthcare, clinical research, proteomics, women’s health/HPV testing and nucleic acid-based molecular diagnostics; changing relationships with customers, suppliers and strategic partners; competition; rapid or unexpected changes in technologies; fluctuations in demand for QIAGEN’s products (including fluctuations due to general economic conditions, the level and timing of customers’ funding, budgets and other factors); our ability to obtain regulatory approval of our products; difficulties in successfully adapting QIAGEN’s products to integrated solutions and producing such products; the ability of QIAGEN to identify and develop new products and to differentiate and protect our products from competitors’ products; market acceptance of QIAGEN’s new products, the consummation of acquisitions, and the integration of acquired technologies and businesses. For further information, please refer to the discussions in reports that QIAGEN has filed with, or furnished to, the U.S. Securities and Exchange Commission (SEC).

###

Contacts:

Corporate Communications

Investor Relations		Public Relations
John Gilardi	+49 2103 29 11711	Dr. Thomas Theuringer	+49 2103 29 11826
+1 240 686 2222
Albert F. Fleury	+1 301 944 7028
e-mail: ir@qiagen.com		e-mail: pr@qiagen.com

QIAGEN N.V.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(unaudited)

(in $ thousands, except per share data)	Three months ended March 31,
	2012	2011
Net sales	296,422	264,265
Cost of sales	107,052	92,117

Gross profit	189,370	172,148

Operating expenses:
Research and development	28,637	32,667
Sales and marketing	82,379	68,414
General and administrative, integration and other	33,908	26,397
Acquisition-related intangible amortization	7,963	6,225

Total operating expenses	152,887	133,703

Income from operations	36,483	38,445

Other income (expense):
Interest income	589	1,271
Interest expense	(5,017)	(6,307)
Other income, net	1,082	1,878

Total other expense	(3,346)	(3,158)

Income before provision for income taxes	33,137	35,287
Provision for income taxes	4,647	7,306

Net income	28,490	27,981

Net (loss) attributable to non-controlling interest	(102)	—

Net income attributable to the owners of QIAGEN N. V.	28,592	27,981

Weighted average number of diluted common shares	238,885	240,382

Diluted net income per common share attributable to the owners of QIAGEN N. V.	$0.12	$0.12

Diluted net income per common share attributable to the owners of QIAGEN N. V. (adjusted)	$0.23	$0.21

QIAGEN N.V.

CONDENSED CONSOLIDATED BALANCE SHEETS

(in $ thousands, except par value)	March 31, 2012	December 31, 2011
	(unaudited)
Assets

Current Assets:
Cash and cash equivalents	219,855	221,133
Short-term investments	55,503	54,577
Accounts receivable, net	231,943	230,770
Income taxes receivable	18,051	19,009
Inventories, net	134,358	132,236
Prepaid expenses and other	64,712	59,055
Deferred income taxes	34,771	31,652

Total current assets	759,193	748,432

Long-Term Assets:
Property, plant and equipment, net	386,396	371,792
Goodwill	1,743,022	1,733,722
Intangible assets, net	824,059	819,487
Deferred income taxes	25,840	26,866
Other assets	59,596	56,154

Total long-term assets	3,038,913	3,008,021

Total assets	3,798,106	3,756,453

Liabilities and Equity

Current Liabilities:
Current portion of long-term debt	2,087	1,617
Short-term loans	146,916	142,329
Accounts payable	42,099	59,848
Accrued and other liabilities	204,196	213,769
Income taxes payable	22,758	31,211
Deferred income taxes	33,942	32,883

Total current liabilities	451,998	481,657

Long-Term Liabilities:
Long-term debt, net of current portion	445,586	446,005
Deferred income taxes	207,315	207,112
Other liabilities	58,162	63,881

Total long-term liabilities	711,063	716,998

Equity:
Common shares, EUR .01 par value:
Authorized - 410,000 shares
Issued and outstanding - 235,502 shares in 2012 and 234,221 shares in 2011	2,751	2,739
Additional paid-in capital	1,691,520	1,673,733
Retained earnings	884,520	855,928
Accumulated other comprehensive income	46,563	15,904

Equity attributable to shareholders of QIAGEN N. V.	2,625,354	2,548,304
Non-controlling interest	9,691	9,494

Total equity	2,635,045	2,557,798

Total liabilities and equity	3,798,106	3,756,453

QIAGEN N.V.

RECONCILIATION OF REPORTED TO ADJUSTED FIGURES

(unaudited)

Three months ended March 31, 2012 *

(in $ millions, except EPS data)

	Net Sales	Gross Profit	Operating Income	Pre-tax Income	Income Tax	Net Income	Diluted EPS**
Reported results	296.4	189.4	36.5	33.2	(4.6)	28.6	$0.12
Adjustments:

Business integration, acquisition related and restructuring costs	—	0.8	11.4	11.4	(3.9)	7.5	0.03
Purchased intangibles amortization	—	19.2	27.2	27.2	(10.9)	16.3	0.07
Share-based compensation	—	0.4	5.2	5.2	(1.1)	4.1	0.01
Other non-recurring income	—	—	—	(1.3)	(0.4)	(1.7)	(0.01)

Total adjustments	—	20.4	43.8	42.5	(16.3)	26.2	0.11

Adjusted results	296.4	209.8	80.3	75.7	(20.9)	54.8	$0.23

**	Using 238.9 M diluted shares

Three months ended March 31, 2011 *

(in $ millions, except EPS data)

	Net Sales	Gross Profit	Operating Income	Pre-tax Income	Income Tax	Net Income	Diluted EPS**
Reported results	264.3	172.1	38.4	35.3	(7.3)	28.0	$0.12
Adjustments:

Business integration, acquisition related and restructuring costs	—	0.1	3.2	3.3	(1.1)	2.2	0.01
Purchased intangibles amortization	—	16.8	23.0	23.0	(7.8)	15.2	0.06
Share-based compensation	—	0.3	4.0	4.0	(0.8)	3.2	0.01

Other non-recurring income and expense	—	1.6	1.9	1.3	(0.4)	0.9	0.01

Total adjustments	—	18.8	32.1	31.6	(10.1)	21.5	0.09

Adjusted results	264.3	190.9	70.5	66.9	(17.4)	49.5	$0.21

**	Using 240.4 M diluted shares
*	Tables may contain rounding differences